Exhibit 99.4

UTIME LIMITED
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on March 12, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of _________ Ordinary Shares1, par value US$0.0001 per share (“Ordinary Shares”), of UTime Limited (the “Company”), hereby appoint Mr. Hengcong Qiu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:00AM, Eastern Time, on March 12, 2025 at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China (the “Meeting”).

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s)

[2]	If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out “Mr. Hengcong Qiu, the CEO of the Company or”. A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

For	Against	Abstain

Proposal 1: As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) From US$1,000,000 divided into: (i) 9,990,000,000 ordinary shares of a par value of US$0.0001 each (“Ordinary Shares”); and (ii) 10,000,000 preference shares of a par value of US$0.0001 each (“Preference Shares”) to US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a)     the consolidation of the authorized share capital at a ratio of ten-for-one such that each ten Ordinary Shares shall be consolidated into one ordinary share of a par value of US$0.001 (“Consolidated Ordinary Shares”) each and each ten Preference Shares be consolidated into one preference share of a par value of US$0.001 each (“Consolidated Preference Shares”);

b)     all issued Consolidated Ordinary Shares (being 3,604,013 Consolidated Ordinary Shares) be re-designated as a Class A Share;

c)     895,395,987 authorized but unissued Consolidated Ordinary Shares be re-designated as Class A Shares;

d)    100,000,000 authorized but unissued Consolidated Ordinary Shares be re-designated as Class B Shares; and

each authorized but unissued Consolidated Preference Share be re-designated as a Class A Share..

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Proposal 2: As a special resolution, to approve an the reduction of the quorum requirements for proceedings at General Meetings (as defined in the Current Memorandum and Articles of Association of the Company (the “Current M&A”)) from (i) the holders of a majority of the Shares (as defined in the Current M&A) being individuals present in person or by proxy, to (ii) the holders of a third of the Shares being individuals present in person or by proxy (the “Quorum Reduction”).

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Proposal 3: Subject to the approval of Resolutions 1 and 2, as a special resolution, the amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place the amended and restated memorandum and articles of association of the Company annexed hereto.

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Proposal 4: As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

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Proposal 5: As an ordinary resolution, to approve and ratify the issuance of 173,400,000 units, each unit consisting of one Class A Shares and a warrant to purchase three Class A Shares, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated February 27, 2025 in a private placement to certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933 (the “Private Placement”).

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Dated _________, 2025
Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Ordinary Shares of the Company at the close of business on February 21, 2025, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Hengcong Qiu, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.